James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 10 July 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 James Hardie 2023 Annual General Meeting Materials Dear Sir/Madam James Hardie Industries plc advises that the Notice of Meeting and supporting materials for the 2023 Annual General Meeting are now available to shareholders on our website at https://ir.jameshardie.com.au/events-presentations/annual-shareholder-meeting or www.investorvote.com.au. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

NOTICE OF ANNUAL GENERAL MEETING 2023 DUBLIN, IRELAND Thursday, 3 August 2023 at 5:00pm (New York Time) Thursday, 3 August 2023 at 10:00pm (Dublin Time) Friday, 4 August 2023 at 7:00am (Sydney time)

TABLE OF CONTENTS CONTENTS OF THIS BOOKLET Notice of Annual General Meeting 2023 1 5 2 9 Voting and Participation in the Annual General Meeting Agenda and business of the Annual General Meeting Explanatory Notes THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor. James Hardie Industries plc ARBN 097 829 895, with registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and registered in Ireland under company number 485719. The liability of its members is limited.

NOTICE OF ANNUAL GENERAL MEETING 2023 Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (James Hardie or the Company) will be held on Thursday, 3 August 2023 at 10:00pm (Dublin time) / Friday, 4 August 2023 at 7:00am (Sydney time) in James Hardie’s Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. ATTENDANCE AT AGM Persons registered as shareholders as at 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 2 August 2023 may attend the AGM in Dublin. Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person. However, shareholders will not be able to vote by way of teleconference. If shareholders wish for their vote to count, they must follow the instructions set out on page 5 of this booklet. Shareholders or proxies will all be able to ask questions of the Board of Directors of James Hardie (Board) and the Company’s external auditor, Ernst & Young LLP. To enable more questions to be answered, you can submit questions in advance of the AGM, whether or not you will be attending. Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 5 of this booklet. NOTICE AVAILABILITY Additional copies of this booklet can be downloaded from James Hardie’s Investor Relations website (https://ir.jameshardie.com.au/financial-information/annual-reports-and-notice-of-meetings) or they can be obtained by contacting the Company’s registrar, Computershare Investor Services Pty Limited (Computershare), by calling: 1300 855 080 from within Australia; or +61 3 9415 4000 from outside Australia. AUG 2 Notice of Annual General Meeting 2023 1

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING Explanations of the background, rationale and further information for each proposed resolution are set out in the Explanatory Notes on pages 9 to 23 of this Notice of Meeting. To review James Hardie’s affairs and to consider and, if thought fit, pass the following resolution as an ordinary resolution:. As part of the review of James Hardie’s affairs, to consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution: To consider and, if thought fit, pass each of the following resolutions as separate ordinary resolutions: To consider and, if thought fit, pass the following resolution as an ordinary resolution: To consider and, if thought fit, pass the following resolution as an ordinary resolution: The vote on this resolution is advisory only The vote on this resolution is advisory only To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2023. To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2023. a) That Renee Peterson be elected as a director. b) That Nigel Stein, who retires by rotation in accordance with the Company’s Articles of Association, be c) That Harold Wiens, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director. re-elected as a director. That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2024. That the award to the Company’s Chief Executive Officer and Director, Aaron Erter, of 160,000 return on capital employed (ROCE) restricted stock units (ROCE RSUs), and his acquisition of ROCE RSUs and ordinary shares of James Hardie (Shares) issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all purposes in accordance with the terms of the restated 2006 Long Term Incentive Plan (2006 LTIP) and on the basis set out in the Explanatory Notes. The following are items of ordinary business: The following are items of special business: 1 3 2 4 5 FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2023 REMUNERATION REPORT FOR FISCAL YEAR 2023 ELECTION / RE-ELECTIONS OF DIRECTORS AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION GRANT OF RETURN ON CAPITAL EMPLOYED RESTRICTED STOCK UNITS 2Notice of Annual General Meeting 2023

6 7 8 To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the award to the Company’s Chief Executive Officer and Director, Aaron Erter, of 280,000 relative total shareholder return (TSR) restricted stock units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all pur- poses in accordance with the terms of the restated 2006 LTIP and on the basis set out in the Explanatory Notes. GRANT OF RELATIVE TOTAL SHAREHOLDER RETURN RESTRICTED STOCK UNITS RENEWAL OF THE JAMES HARDIE 2020 NON-EXECUTIVE DIRECTOR EQUITY PLAN AND ISSUE OF SHARES THEREUNDER Voting Exclusion Statement In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of Resolutions 5 and 6 if they are cast by or on behalf of Aaron Erter (who is the only Director eligible to participate in the employee incentive schemes the subject of Resolutions 5 and 6) or his associates. However, a person will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are chairing the meeting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the proxy or attorney decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. To consider and, if thought fit, pass the following resolution as an ordinary resolution: Voting Exclusion Statement In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of Resolution 7 if they are cast by or on behalf of any non-executive director of James Hardie or their respective associates. The non-executive directors and their associates will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are chairing the meeting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the proxy or attorney decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. That the James Hardie 2020 Non-Executive Director Equity Plan (the NED Equity Plan) be renewed and ap- proved in accordance with the terms of that plan and the issue of Shares to non-executive directors under the NED Equity Plan be approved under and for the purposes of ASX Listing Rule 10.14 and 10.15.7, and for all other purposes and on the basis set out in the Explanatory Notes. RENEWAL OF AUTHORITY FOR DIRECTORS TO ALLOT AND ISSUE JAMES HARDIE SHARES To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the directors of the Company be and they are hereby generally and unconditionally authorised pursuant to section 1021(1) of the Irish Companies Act 2014, with effect from the expiration of the existing allotment authority on 7 August 2024, to exercise all powers of the Company to allot and issue relevant securities (within the meaning of section 1021(12) of the Irish Companies Act 2014) up to the amount of the Company’s authorised but unissued share capital as at the date of this resolution, provided that this authority shall expire five years from the date of passing of this resolution, unless previously renewed, varied or revoked, and provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired. Notice of Annual General Meeting 2023 3

To consider and, if thought fit, pass the following resolution as a special resolution: That the directors be and are hereby empowered pursuant to section 1023 of the Irish Companies Act 2014, with effect from the expiration of the existing disapplication authority on 7 August 2024, to allot equity securities (as defined in section 1023 of the Irish Companies Act 2014) for cash, pursuant to the allotment authority conferred by Resolution 8 in the Notice of Meeting, as if subsection (1) of section 1022 of the Irish Companies Act 2014 did not apply to any such allotment up to the amount of the Company’s authorised but unissued share capital as at the date of this resolution, provided that this authority shall expire five years from the date of passing of this resolution, unless previously renewed, varied or revoked, provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired. 9 RENEWAL OF AUTHORITY FOR DIRECTORS TO ISSUE SHARES FOR CASH WITHOUT FIRST OFFERING SHARES TO EXISTING SHAREHOLDERS Notes on voting and the Explanatory Notes, and a Voting Instruction Form are enclosed. By order of the Board. Aoife Rockett Company Secretary 10 July 2023 4Notice of Annual General Meeting 2023

VOTING AND PARTICIPATION IN THE ANNUAL GENERAL MEETING If you are a registered shareholder as at 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 2 August 2023, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference. PARTICIPATION IN AGM TELECONFERENCE To participate in the AGM teleconference, please: See VOTING ON THE RESOLUTIONS below for information on how you can vote. AGM DETAILS The AGM will be held at James Hardie’s Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland, starting at 10:00pm (Dublin time) on Thursday, 3 August 2023 / 7:00am (Sydney time) on Friday, 4 August 2023. The AGM will also be accessible by teleconference at 10:00pm (Dublin time) on Thursday, 3 August 2023 / 7:00am (Sydney time) on Friday, 4 August 2023. Shareholders participating in the AGM by teleconference will be able to ask questions of the Board and the Company’s external auditor, Ernst & Young LLP. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference. The following details are also set out on the Shareholder Meetings page on James Hardie’s Investor Relations website (https://ir.jameshardie.com.au/jh/shareholder_meetings.jsp). OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM dial into the AGM using one of the following numbers; Australia toll free 1800 809 971 / USA toll free 1 855 881 1339 or international toll +61 7 3145 4010; provide the operator with your name and SRN / HIN. passcode: 10031268; and If you have any questions during the teleconference, follow the prompts from the teleconference operator. Notice of Annual General Meeting 2023 5

APPOINTING A PROXY To instruct the appointment of: please complete the relevant section of the Voting Instruction Form and return it to Computershare no later than 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 2 August 2023 using the “Lodgement Instructions” set out on page 8. If you hold more than one Share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you. a proxy to attend the AGM in person on your behalf (Nominated Proxy); and the Company Secretary in the event your Nominated Proxy does not attend the AGM, VOTING ON THE RESOLUTIONS How you can vote will depend on whether you are: a shareholder; a holder of American Depositary Shares, which trade on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs); or a Nominated Proxy. Voting if you are a shareholder: If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options: Option A – If you are not attending the AGM or appointing a Nominated Proxy Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy. You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate the Chairman of the AGM as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (CUFS) that it holds on your behalf. You can submit your Voting Instruction Form as follows: Complete the hard copy Voting Instruction Form and lodge it using the “Lodgement Instructions” set out on page 8; or Complete a Voting Instruction Form using the internet: 1. 2. Go to www.investorvote.com.au. You will need: your Control Number (located on your Voting Instruction Form); and your SRN or HIN for your holding; and your postcode as recorded in the Company’s register. If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it. For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 2 August 2023. You will not be able to vote your Shares by way of teleconference. 6Notice of Annual General Meeting 2023

VOTING AND PARTICIPATION IN THE ANNUAL GENERAL MEETING (CONTINUED) Option B – If you are (or your Nominated Proxy is) attending the AGM If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate: a) you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and b) the Company Secretary in the event the Nominated Proxy does not attend the AGM, as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin. If the Nominated Proxy does not attend the AGM, the Company Secretary will vote the relevant Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@computershare.com.au by the earlier of: (i) the time of commencement of voting on the resolutions at the AGM; and (ii) 10:30pm (Dublin time) on Thursday, 3 August 2023 / 7:30am (Sydney time) on Friday, 4 August 2023, then each Company Proxy intends voting in favour of all of the resolutions. For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 2 August 2023. To obtain a free copy of CDN’s Financial Services Guide, or any Supplementary Financial Services Guide, go to http://www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you. If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A. Voting if you hold American Depositary Shares (ADSs): The depositary for ADSs held in James Hardie’s ADR program is Deutsche Bank Trust Company Americas (Deutsche Bank). Deutsche Bank will send the proxy materials to ADS holders on or about 12 July 2023 and advise ADS holders how to give their voting instructions. To be eligible to vote, ADS holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (US EDT) on 26 June 2023 (the ADS record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 1:00pm (US EDT) on 26 July 2023. Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the ADSs are voted in accordance with the instructions received from ADS holders. If an ADS holder does not submit any voting instructions, the Shares ultimately underlying the ADSs held by that holder will not be voted. If you do not provide voting instructions, the Shares ultimately underlying your ADSs will not be voted on any resolution for which a broker does not have discretionary authority to vote. Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADSs held in customer accounts on non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADSs, and your broker holds your ADSs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for / against the resolution. Notice of Annual General Meeting 2023 7

Voting if you are a Nominated Proxy: If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or form of proxy or, for undirected proxies, in accordance with your written instructions (where provided). If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of: (i) the time of commencement of voting on the resolutions at the AGM; and (ii) 10:30pm (Dublin time) on Thursday, 3 August 2023 / 7:30am (Sydney time) on Friday, 4 August 2023, otherwise, if you have not provided written instructions to the Company Secretary by such time, then the Company Secretary intends voting in favour of all of the resolutions. LODGEMENT INSTRUCTIONS Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods: a) by post to GPO Box 242, Melbourne, Victoria 3001, Australia; b) by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; c) online at www.investorvote.com.au; d) for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or e) by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia. Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods: a) by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or b) by email to jhxmeetings@computershare.com.au. If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions. A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on ‘Printable Forms’. NO VOTING AVAILABLE IN AGM TELECONFERENCE You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above. 8Notice of Annual General Meeting 2023

References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of James Hardie acting together, and include holders of CUFS, holders of ADSs, holders of Shares and members of the Company within the meaning of the Irish Companies Act 2014, except where describing how each group of shareholders may cast their votes. Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and the Company’s external auditor, Ernst & Young LLP, for the year ended 31 March 2023. This resolution will also involve the review by the members of James Hardie’s affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company’s 2023 Annual Report. Resolution 2 asks shareholders to receive and consider the Remuneration Report for the year ended 31 March 2023. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration James Hardie’s Australian and US shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for a number of years and currently intends to continue to do so. This report provides information on James Hardie’s remuneration practices in fiscal year 2023 and also voluntarily includes an outline of the Company’s proposed remuneration framework for fiscal year 2024. A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2023 will be provided during the AGM. Copies of the James Hardie Group’s consolidated Irish financial statements are available free of charge either: James Hardie’s Remuneration Report is set out on pages 30 to 68 of the 2023 Annual Report and can also be found on the Company’s Investor Relations website, https://ir.jameshardie.com.au/. Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company’s future remuneration policy. The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2023 be received and considered and recommends that you vote in favour of Resolution 1. The Board believes it is in the interests of shareholders that the Company’s Remuneration Report for the year ended 31 March 2023 be received and considered and recommends that you vote in favour of Resolution 2. RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2023 RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2023 Recommendation Recommendation a) at the AGM in Dublin, Ireland; b) at the Company’s registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland; c) at the Company’s registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; or d) on the Company’s Investor Relations website, https://ir.jameshardie.com.au/. TERMINOLOGY EXPLANATORY NOTES Notice of Annual General Meeting 2023 9

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure James Hardie puts in place appropriate mechanisms for Board renewal. RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS Resolution 3(a) asks shareholders to consider the election of Renee Peterson to the Board. Resolution 3(b) asks shareholders to consider the re-election of Nigel Stein to the Board. Resolution 3(c) asks shareholders to consider the re-election of Harold Wiens to the Board. James Hardie’s Articles of Association currently require that directors (other than the Chief Executive Officer) shall be divided into three classes. Each Class II director’s initial term shall expire at the conclusion of the 2023 AGM and thereafter each shall serve in accordance with the Articles of Association. The current Class II directors are Nigel Stein and Harold Wiens. If elected Renee Peterson will be designated as a Class II director. Profiles of the candidates follow: Renee Peterson was appointed as an independent non-executive director of James Hardie in November 2022. She is a member of the Audit Committee. Experience: Ms. Peterson served as CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations, until March 2023. She continues to serve as Vice President until July 2023. She previously served as Eaton Corporation’s Vice President of Finance and Planning for the company’s truck and automotive segments. Prior to joining Eaton, Ms Peterson served in various financial leadership positions of increasing responsibility at Honeywell International over 25-years. Ms. Peterson’s career has spanned several different areas within the industrial sector, including aerospace, automotive, construction and consumer products. She earned her Bachelor of Science degree in accounting from St. Cloud State University Herberger Business School and an MBA from the University of Minnesota. She is a certified public accountant (inactive) and holds a six-sigma green belt certification. Ms. Peterson is an independent director for Franklin Electric (FELE), a global leader in the manufacturing and distribution of water and fueling products and solutions, and is currently Audit Committee Chair. She is a member of The Toro Company Foundation and the St. Cloud State University Herberger Business School Advisory Council. She previously served on the Board of the Greater Twin Cities United Way (GTCUW) as the Treasurer and Finance & Human Capital Committee Chair and was also a member of the GTCUW Executive Committee. Ms. Peterson is also a member of the MN Women’s Economic Roundtable (MWER). MWER, founded in 1979, is a forum for Twin Cities women leaders to gather insights on broad economic issues, examine their implications, and take action in their individual communities and personal lives. The Company conducted appropriate background checks into Ms Peterson’s background and experience prior to her appointment in November 2022. Directorships of listed companies in the past five years: Current – Director of Franklin Electric Co., Inc (since 2015). Last elected: Appointed to the Board in November 2022 and will therefore stand for election at the 2023 AGM. RENEE PETERSON BS, MBA Age: 62 10Notice of Annual General Meeting 2023

Nigel Stein was appointed as an independent non-executive director of James Hardie in May 2020. He is the Chairman of the Audit Committee and is a member of the Nominating and Governance Committee. Experience: Mr. Stein has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he has held since May 2018. Mr. Stein joined Inchcape as a non-executive director in October 2015. Prior to holding this position, Mr. Stein served as Chief Executive Officer of GKN Ltd (formerly GKN plc) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer. Earlier in his career, Mr. Stein held senior finance positions with Laird plc and Hestair plc. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America and the UK. Mr. Stein is a member of the Institute of Chartered Accountants of Scotland. NIGEL STEIN CA, BSC Age: 67 Directorships of listed companies in the past five years: Director of Inchcape plc (since 2015). Last elected: November 2020 Harold Wiens was appointed as an independent non-executive director of James Hardie in May 2020. In January 2022 Mr. Wiens was appointed Interim Chief Executive Officer (CEO) of James Hardie until 1 September 2022. Experience: Mr. Wiens worked at 3M Company (3M) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M’s largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr. Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth. Prior to holding this position, Mr. Wiens served as Executive Vice President, Sumitomo 3M, 3M’s largest subsidiary, headquartered in Tokyo, Japan, from 1995 to 1998 and served as Data Storage Business Leader and Vice President from 1988 to 1995 and as Memory Technologies Group Manufacturing Manager from 1983 to 1988. Mr. Wiens began his career with 3M in 1968 and held many positions of increasing responsibility over his first fifteen years with 3M. Directorships of listed companies in the past five years: Former – Director of Bio-Techne Corporation (2014-2020). Last elected: November 2020 HAROLD WIENS BS Age: 76 EXPLANATORY NOTES (CONTINUED) Notice of Annual General Meeting 2023 11

12Notice of Annual General Meeting 2023 The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Renee Peterson be elected as a director of the Company and recommends (with Renee Peterson abstaining from voting in respect of their own election) that you vote in favour of Resolution 3(a). The Board, having assessed the performance of Nigel Stein and Harold Wiens, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Nigel Stein and Harold Wiens be re-elected as directors of James Hardie, and recommends (with Nigel Stein and Harold Wiens abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(b) and 3(c). Recommendation Resolution 4 asks shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the fiscal year ended 31 March 2023, as well as non-audit fees paid to Ernst & Young LLP are set out on page 147 of the 2023 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with James Hardie, the Board and the Board Committees is set out on page 86 of the 2023 Annual Report. The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor’s remuneration for the fiscal year ended 31 March 2024 and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4. Recommendation RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION

EXPLANATORY NOTES (CONTINUED)

RESOLUTION 5 – GRANT OF ROCE RSUs

Resolution 5 asks shareholders to approve the grant of ROCE RSUs under the restated 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie's Director and Chief Executive Officer, Aaron Erter.

The Remuneration Committee has allocated the Long-Term Incentive (**LTI**) target of the Chief Executive Officer (and each senior executive) between the following three components to ensure that the reward is based on a diverse range of factors which validly reflect longer term performance, as well as provide an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term:

- 25% to ROCE RSUs – an indicator of James Hardie's capital efficiency over time;
- 25% to Relative TSR RSUs – an indicator of James Hardie's performance relative to its US peers; and
- 50% to Scorecard LTI – an indicator of each senior executive's contribution to James Hardie achieving its long-term strategic goals.

As the Board and Remuneration Committee believe the LTI program is achieving the stated objectives, that management understands the current LTI program and continues to be motivated by it and the LTI components for fiscal year 2024 are materially consistent with the components for fiscal year 2023.

Reasons for ROCE RSUs

ROCE RSUs shall vest if James Hardie's ROCE performance meets or exceeds ROCE performance hurdles over a three-year period, subject to the exercise of negative discretion by the Remuneration Committee.

James Hardie introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As James Hardie funds capacity expansions and market initiatives in the US, Asia Pacific and Europe it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth. Upon vesting, ROCE RSUs shall be settled in CUFS on a 1-to-1 basis.

ROCE RSU changes for fiscal year 2024

The FY24 ROCE RSUs have the same design and hurdles (or payout scale) as the FY23 ROCE RSUs.

Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the US and Asia Pacific housing markets. By way of reference, the three-year average ROCE result for fiscal years 2021, 2022 and 2023 was 46.4%.

ROCE Definitions: the ROCE measure will be determined by dividing adjusted earnings before interest and tax **(Adjusted EBIT)** by adjusted capital employed (Adjusted Capital Employed) each as further explained below.

The Adjusted EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation (**EBIT**) as reported in James Hardie's financial results, adjusted by:

- excluding the earnings impact of legacy issues (such as asbestos adjustments); and
- adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management's performance will be assessed on the pre-impairment value of James Hardie's assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company's EBIT for the purposes of measuring ROCE performance.

Notice of Annual General Meeting 2023 13

14Notice of Annual General Meeting 2023 The Adjusted Capital Employed component of the ROCE measure will be determined as follows. Total assets minus current liabilities, as reported in James Hardie’s financial results, adjusted by: The ROCE performance hurdles will be indexed for changes to US and Asia Pacific addressable housing starts. The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect capital employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2024, 2025 and 2026 These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth. Grant: The Chief Executive Officer will receive a grant for fiscal year 2024 equal to the maximum number of ROCE RSUs (2.0x target). The number of ROCE RSUs which vest, and the number of Shares ultimately received in 2026 will depend on James Hardie’s ROCE performance in fiscal years 2024 through 2026 together with the Remuneration Committee’s exercise of negative discretion. Performance Hurdle and Period: The performance hurdles for ROCE RSUs granted in fiscal year 2024 (for performance in fiscal years 2024 through 2026) are: ROCE AMOUNT OF TARGET ROCE RSUs TO VEST < 35.0% 0.0x ≥ 35.0% but < 37.0% 0.5x ≥ 37.0% but < 38.5% ≥ 38.5% but < 40.0% 1.0x 1.5x ≥ 40.0% 2.0x The earnings component of ROCE performance targets is predicated on assumptions in market growth. Market growth in James Hardie’s primary markets has two main components – independent third-party sourced data for new housing starts and an independent third-party data sourced for the repair and remodel market. These two main components are blended for an index of market growth. The above performance hurdles can be indexed up or down to the extent that actual US and Asia Pacific addressable housing starts over the performance period are higher or lower than those assumed in James Hardie’s fiscal years 2024-2026 business plan. Performance Period: The overall performance period is three years. The ROCE RSUs vest three years from August 2023, subject to the exercise of negative discretion by the Remuneration Committee. excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Adjusted Capital Employed with the determination of Adjusted EBIT; adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company’s capital base employed in income generation; and deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company.

Notice of Annual General Meeting 2023 15 Conditions and negative discretion: In 2026, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against certain specified strategic goals and objectives (i.e., the Scorecard). The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability. The Scorecard includes several longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves several key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2024 Scorecard applicable for the grant of ROCE RSUs (and Scorecard LTI) is set out in the Remuneration Report for the year ended 31 March 2023. The Remuneration Committee considers the goals to be reflective of James Hardie’s overall long-term goals. The Chief Executive Officer’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to James Hardie in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Board has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the Chief Executive Officer’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results). The following example uses the Chief Executive Officer’s ROCE RSU LTI target quantum of US$1,330,000 and assume for illustrative purposes, a three-year average ROCE performance of 39% The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 5 is 160,000 and is based on the grant that would be made if James Hardie’s performance warranted the maximum possible award for fiscal year 2024 (i.e. 2.0x of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and be settled into Shares. The actual number of ROCE RSUs granted is determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 2.0x each LTI target) by James Hardie’s share price over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution. In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 5, James Hardie may grant a cash settled award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full. At grant date the LTI quantum granted to the Chief Executive Officer in ROCE RSUs is: At a value of AUD 34.70 per Share, this is equivalent to a maximum grant of 115,256 ROCE RSUs. Worked Example Maximum and actual number of ROCE RSUs $5,320,000 LTI target x 25% of LTI target issued in ROCE RSUs x 2.0 target leverage = US$2,660,000 to be granted in ROCE RSUs. 115,256 RSUs x 75% = 86,442 ROCE RSUs. 115,256 RSUs x 50% = 57,628 ROCE RSUs. Note: 1.5x target equals 75% of total ROCE RSUs granted. Note: 1.0x target equals 50% of total ROCE RSUs granted. Based on an average 39% ROCE result for the three-year period to fiscal year 2026, 1.5x target would be eligible to vest: At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie’s performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion). For illustrative purposes, assuming that the Remuneration Committee determines that 1.0x target (rather than the 1.5x target based on performance against the ROCE performance hurdles) of the Chief Executive Officer’s total ROCE RSUs should vest, the Chief Executive Officer would receive:

EXPLANATORY NOTES (CONTINUED)

Previous grants

For fiscal year 2024, as Chief Executive Officer of James Hardie, Aaron Erter is eligible to participate in the 2006 LTIP.

The maximum number of ROCE RSUs granted to Aaron Erter since joining James Hardie in September 2022, excluding the grants that are the subject of Resolution 5, is set out in the table below:

DATE OF GRANT	NUMBER GRANTED	VESTING DATE
03 November 2022	19,862	17 August 2023
03 November 2022	19,862	17 August 2024
03 November 2022	79,450	17 August 2025

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these ROCE RSUs.

General

ROCE RSUs will be granted in accordance with the terms of the restated 2006 LTIP and on the basis set out in the Explanatory Notes.

Currently Aaron Erter is the only Director of James Hardie entitled to participate in the 2006 LTIP.

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee's exercise of negative discretion (if any), the Chief Executive Officer will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the Chief Executive Officer no later than 12 months after the passing of Resolution 5.

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 (specifically ASX Listing Rule 10.14.1) provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution.

Resolution 5 seeks the required shareholder approval to approve the grant of RSUs under the restated 2006 LTIP under and for the purposes of ASX Listing Rule 10.14.1 to James Hardie's Chief Executive Officer, Aaron Erter, for fiscal year 2024 on the basis set out above. Aaron Erter's current total remuneration at the date of this notice of meeting is USD$7,603,600.

If Resolution 5 is passed, the Company will be able to proceed with the grant of ROCE RSUs, under the restated 2006 LTIP to James Hardie's Chief Executive Officer, Aaron Erter, for fiscal year 2024 on the basis set out above. Details of any ROCE RSUs issued under the restated 2006 LTIP will be published in James Hardie's annual report relating to the period in which they are issued, along with a statement that approval for the issue was obtained under listing rule 10.14. Any additional persons covered by listing rule 10.14 who become entitled to participate in an issue of ROCE RSUs under the scheme after Resolution 5 passed will not participate until shareholder approval is obtained under that listing rule.

If Resolution 5 is not passed, the Company will not be able to proceed with the grant.

A summary of the terms and conditions of the restated 2006 LTIP was included in the 2021 AGM Notice of Meeting. That document may be accessed from the Shareholders Meetings page on James Hardie's Investor Relations website (https://ir.jameshardie.com.au/financial-information/annual-reports-and-notice-of-meetings).

A copy of the 2006 LTIP is available free of charge either:

a) at the AGM in Dublin, Ireland;

b) at the Company's registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland;

c) at the Company's registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; or

d) on the Company's Investor Relations website, https://ir.jameshardie.com.au/.

Notice of Annual General Meeting 2023 16

Recommendation

The Board believes it is in the interests of shareholders that the grant of fiscal year 2024 ROCE RSUs to the Chief Executive Officer up to the number specified in Resolution 5 under the restated 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 5.

RESOLUTION 6 – GRANT OF RELATIVE TSR RSUs

Resolution 6 asks shareholders to approve under the restated 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 the grant of Relative TSR RSUs to Aaron Erter, James Hardie's Director and Chief Executive Officer.

Reasons for Relative TSR RSUs

Relative TSR RSUs shall vest if James Hardie's TSR performance meets or exceeds the Relative TSR performance hurdles for the fiscal year 2024 performance period. Upon vesting, Relative TSR RSUs shall be settled in CUFS on a 1-to-1 basis.

Relative TSR RSU changes for fiscal year 2024

The key aspects of the Relative TSR RSUs are unchanged from fiscal year 2023.

Key aspects of Relative TSR RSUs

Grant: The Chief Executive Officer will receive a grant equal to the maximum number of Relative TSR RSUs (2.0x target). The number of Relative TSR RSUs which vest, and the number of Shares ultimately received depends on James Hardie's Relative TSR performance compared to the performance hurdles.

Performance Hurdle and Period: The performance hurdle vesting scale for the Relative TSR Grants is unchanged from fiscal year 2023 and is as follows:

PERFORMANCE AGAINST PEER GROUP	AMOUNT OF TARGET RELATIVE TSR RSUs TO VEST
<40th Percentile	0.0
40th Percentile	0.5x
>40th – <60th Percentile	Sliding Scale
60th Percentile	1.0x
>60th – <80th Percentile	Sliding Scale
≥80th Percentile	2.0x

Peer Group: The Peer Group for the Relative TSR RSU grants is comprised of other companies exposed to the US building materials market, which is James Hardie's major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the Company's independent advisor, FW Cook and Guerdon Associates, and determined it was not necessary to update the peer group other than to remove Cornerstone Building Brands, Inc. due to the acquisition of the private investor firm Clayton, Dubilier & Rice. Our peer group fits within our financial criteria and allows the company to grow and includes builders and consumer products companies which are directly influenced by the homeowner and/or housing market.

A.O. Smith	Louisiana-Pacific Corp	The Toro Company
Acuity Brands, Inc	Martin Marietta Materials Inc.	Toll Brothers, Inc.
American Woodmark Corp	Masco Corporation	Trex Co., Inc.
Armstrong World Indus, Inc	Mohawk Industries, Inc.	Valmont Industries, Inc.
Builders FirstSource, Inc.	NVR, Inc.	Vulcan Materials Co.
Carlisle Companies Inc.	Newell Brands Inc.	Watsco, Inc.
Fortune Brands, Home & Security Inc.	Owens Corning	
Lennox International, Inc	Simpson Manufacturing Co., Inc.	

Notice of Annual General Meeting 2023 17

Testing of performance and vesting: The performance hurdle will be tested (based on James Hardie's performance against its Peer Group for the 20 trading days preceding the test date) and may vest after three years from August 2023. Any Relative TSR RSUs that have not vested following this test will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 6 is 280,000 and is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted is determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 2.0x LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

As with Resolution 5, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 6, James Hardie may grant a cash settled award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Previous grants

For fiscal year 2024, as Chief Executive Officer of James Hardie, Aaron Erter is eligible to participate in the 2006 LTIP.

The number of Relative TSR RSUs granted to Aaron Erter since joining James Hardie in September 2022, excluding the grants that are the subject of Resolutions 6, is set out in the table below:

DATE OF GRANT	NUMBER GRANTED	VESTING DATE
03 November 2022	38,387	17 August 2023
03 November 2022	39,450	17 August 2024
03 November 2022	115,688	17 August 2025

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these Relative TSR RSUs.

General

Relative TSR RSUs will be granted in accordance with the terms of the restated 2006 LTIP and on the basis set out in the Explanatory Notes.

Currently Aaron Erter is the only Director of James Hardie entitled to participate in the 2006 LTIP.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the Chief Executive Officer will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the Chief Executive Officer within 12 months of the passing of this Resolution 6.

Summary of the legal requirements for seeking shareholder approval

The reason for seeking shareholder approval is the same as set out in the Explanatory Notes for Resolution 5.

Resolution 6 seeks the required shareholder approval to approve the grant of Relative TSR RSUs under the restated 2006 LTIP under and for the purposes of ASX Listing Rule 10.14.1 to James Hardie's Chief Executive Officer, Aaron Erter, for the fiscal year 2024 on the basis set out above.

If Resolution 6 is passed, the Company will be able to proceed with the grant of Relative TSR RSUs under the 2006 LTIP to James Hardie's Chief Executive Officer, on the basis set out above.

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Notice of Annual General Meeting 2023 19 Resolution 7 asks shareholders to approve the renewal of the NED Equity Plan and the issue of Shares (including those underlying any CUFS, ADSs or other equivalent listed depositary receipt which represents a beneficial interest in a Share (collectively, LDRs)) for cash to Peter John Davis, Persio Lisboa, Anne Lloyd, Rada Rodriguez, Nigel Stein, Harold Wiens, Suzanne Rowland and Renee Peterson (subject to her election as a director of the Company at this AGM) for the next three years. At the November 2020 Annual General Meeting, shareholders approved the NED Equity Plan and the issue of Shares for cash to participants to facilitate equity ownership for non-executive directors. Under the NED Equity Plan approved in 2020, the Administrator (being the Board or such committee(s) appointed by the Board from time to time) may invite “Eligible Participants” (non-executive directors or proposed non-executive directors or their nominees) to apply part or all of the cash component of their non-executive director fees for services to the Board to acquire Shares, which include any applicable securities (Applicable Securities). At the November 2022 Annual General Meeting, shareholders approved the acquisition of shares to Suzanne Rowland and Peter John Davis under the NED Equity Plan under and for the purposes of ASX Listing Rule 10.14. In addition, having taken advice from the company’s independent advisers, Guerdon and Associates and FW Cook, the Remuneration Committee and the Board determined that it was appropriate for a fixed portion of non-executive director fees to be paid in Shares until such time as each non-executive Director has accumulated 1.5 times (and 2 times for the Chairperson) of their non-executive director fee base in Shares, which includes any represented by LDRs (Ownership Target) rather than relying on each non-executive director making an election to receive LDRs. The portion is the same for each non-executive director and is fixed for calendar years 2023 and 2024. When a non-executive director has met the Ownership Target they may elect to continue to receive a fixed portion of their non-executive director fees in Shares, or alternatively receive all of their non-executive director fees in cash. RESOLUTION 7 – RENEWAL OF JAMES HARDIE 2020 NON-EXECUTIVE DIRECTOR PLAN (NED EQUITY PLAN) AND THE ISSUE OF SHARES UNDER THE NED EQUITY PLAN The number of Applicable Securities that an Eligible Participant will receive is calculated in accordance with the following formula (rounded down to the nearest whole number): number of Applicable Securities = director fee amount for the relevant quarter / fair market value The director fee amount will be the proportion of the non-executive director fees that the Remuneration Committee and the Board determine will be paid in Applicable Securities (Director Fee Amount). The Director Fee Amount will not exceed 50% of each non-executive director’s fee, and the proportion will be the same for each director. The fair market value will be based on the volume weighted average closing price for a CUFS or ADS on the ASX or NYSE, as the case may be, during a period of 5 trading days commencing on the first trading day following the announcement of the Company’s quarterly results. A currency exchange calculation may also be required as non-executive director fees are usually paid in USD$ and a CUFS trades in AUD$. The Shares underlying the LDRs shall not be issued at a discount to their “nominal value”. The Applicable Securities will be issued quarterly subject to compliance with James Hardie’s Insider Trading Policy. Issue of Shares under the NED Equity Plan Details of any Relative TSR RSUs issued under the restated 2006 LTIP will be published in James Hardie’s annual report relating to the period in which they are issued, along with a statement that approval for the issue was obtained under listing rule 10.14. Any additional persons covered by listing rule 10.14 who become entitled to participate in an issue of Relative TSR RSUs under the scheme after Resolution 6 passed will not participate until shareholder approval is obtained under that listing rule. If Resolution 6 is not passed, the Company will not be able to proceed with the grant. The Board believes it is in the interests of shareholders that the grant of Relative TSR RSUs to the Chief Executive Officer up to the number specified in Resolution 6 under the restated 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 6. Recommendation

20Notice of Annual General Meeting 2023 On issue, the Applicable Securities will rank equally with the same class of Applicable Securities, and will carry the same dividend, voting and other rights. Eligible Participants will not have dividend or voting rights in respect of the Applicable Securities until such time as they are issued. Eligible Participants will have the right to elect to have Applicable Securities issued to them personally or to a nominee. The Applicable Securities issued to the Eligible Participants or their nominee can be traded on the ASX, NYSE or other applicable stock exchange, subject to insider trading laws and the James Hardie Insider Trading Policy. Under the NED Equity Plan the Administrator may grant to non-executive directors or their nominee the right to acquire Applicable Securities (as described in this Resolution 7), share options (to subscribe for, acquire or be allocated Applicable Securities), restricted stock units (RSUs) (being an entitlement to acquire or be allocated Applicable Securities) and restricted shares (being an entitlement to Applicable Securities subject to satisfying vesting conditions as determined by the Administrator) (Awards) in the number and on terms and conditions (and to amend, modify, extend or renew Awards) in the Administrator’s absolute discretion, subject to the listing rules of the ASX, NYSE or other applicable stock exchange. The Administrator does not presently intend to issue share options, RSUs or restricted shares, and will not issue or agree to issue such securities without shareholder approval if such approval is required under the listing rules of the ASX, NYSE or any other applicable stock exchange. The grant of the Awards and the terms and conditions of the grant will be detailed in the non-executive director’s grant agreement. The NED Equity Plan also contains provisions in relation to the treatment of Awards on a change in control. In the event of a change in control, outstanding Awards will be subject to the definitive agreement entered into by James Hardie in connection with the change in control. Subject to applicable law and the ASX Listing Rules, the Board may determine to accelerate the vesting, exercisability or settlement of any Award, assume, substitute or convert any Award into a substantially equivalent award with respect to the acquiring or parent entity’s securities, or cancel any Award in exchange for cash, securities or property. The NED Equity Plan provides that the Administrator may terminate the NED Equity Plan (or any part of it) at any time, provided all Awards made under the NED Equity Plan prior to such termination remain in effect until they have been satisfied or terminated in accordance with their terms and the NED Equity Plan. Other issuances under the NED Equity Plan Further information in accordance with ASX Listing Rule 10.14 and 10.15 The non-executive directors currently entitled to participate in the NED Equity Plan are Peter John Davis, Persio Lisboa, Anne Lloyd, Rada Rodriguez, Nigel Stein, Harold Wiens, Suzanne Rowland and Renee Peterson (subject to her election as director of the Company at this AGM). Only non-executive directors (non-employee directors) or proposed non-executive directors (or their nominee) may participate in the NED Equity Plan. Details of any securities issued under the NED Equity Plan are published in James Hardie’s Remuneration Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. The maximum number of securities that could be issued in the next three years cannot be calculated because it is subject to the price of James Hardie Applicable Securities. The maximum potential value of Applicable Securities that could be allocated each year under the NED Equity Plan is equal to 50% of the current total on-executive director fees, which is USD$880,000, half of total aggregate non-executive director fee of USD$1,760,000 as at the date of this notice. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the NED Equity Plan after this Resolution 7 is approved and who are not named in this Notice of Meeting will not participate until approval is obtained under that rule. The securities previously granted to non-executive directors under the NED Equity Plan are as follows:

NON-EXECUTIVE DIRECTOR	NUMBER OF SECURITIES	AVERAGE ACQUISITION PRICE
Mr Peter John Davis	936	AUD$34.87
Mr Persio Lisboa	6,059	USD$29.41
Ms Anne Lloyd	1,787	USD$25.40
Ms Rada Rodriguez	3,252	USD$29.41
Ms Suzanne Rowland	918	USD$23.40
Mr Nigel Stein	3,122	USD$29.41
Mr Harold Wiens	4,393	USD$31.42

- No loan has been or will be provided by James Hardie in relation to the issues of securities under the NED Equity Plan.
- Under the NED Equity Plan, securities are issued quarterly until 5 November 2023. No securities will be issued after 5 November 2023 unless the NED Equity Plan is re-approved at this AGM.
- The non-executive director fees for each non-executive director (which are comprised of a base director fee and applicable fees for occupying the positions of Chair and Board Committee Chair) for fiscal year 2024 are currently as follows:

NON-EXECUTIVE DIRECTOR	FEES (USD)*
Ms Anne Lloyd	$435,060
Mr Peter John Davis	$220,000
Mr Persio Lisboa	$240,000
Ms Renee Peterson	$220,000
Ms Rada Rodriguez	$240,000
Ms Suzanne Rowland	$220,000
Mr Nigel Stein	$240,000
Mr Harold Wiens	$220,000

*In addition to the fees set out in the above table: (i) directors receive a fee of USD$3,000 for attendance at each ad-hoc Board sub-committee meeting; (ii) on occasion the Remuneration Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances; (iii) non-executive directors who are resident outside of Ireland may receive supplemental compensation depending on their country of residence, if Irish income taxes levied on their director fees exceed net income taxed owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence. For additional information, see pages 30 to 63 of the Company's 2023 Annual Report.

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 (specifically Listing Rule 10.14.1) provides that a listed company must not permit a non-executive director to acquire equity securities or rights to be issued shares under an employee incentive scheme without the approval of its shareholders under ordinary resolution. This Resolution 7 seeks the required approval under and for the purposes of ASX Listing Rule 10.14. If shareholders do not approve the renewal of the NED Equity Plan and the acquisition of securities under the NED Equity Plan, James Hardie shall not issue or agree to issue any securities to non-executive directors under the NED Equity Plan, and the non-executive directors will receive all their fees in cash.

Notice of Annual General Meeting 2023 21

22Notice of Annual General Meeting 2023 As the issue of Shares under the NED Equity Plan was most recently approved at the 2022 AGM and the NED Equity Plan itself was approved at the 2020 AGM, shareholder approval is sought for the continued acquisition of securities to a James Hardie non-executive director under the NED Equity Plan for the purposes of ASX Listing Rules 10.14 and 10.15.7. A copy of the NED Equity Plan is available free of charge either: d) on the Company’s Investor Relations website, https://ir.jameshardie.com.au/. a) at the AGM in Dublin, Ireland; c) at the Company’s registered Australian office at Level 17, 60 Castlereagh Street, Sydney NSW 2000; or b) at the Company’s registered Irish office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland; As the directors have a personal interest in Resolution 7, they make no recommendation on whether shareholders should vote in favour of the resolution. Recommendation The directors of an Irish public limited company must have specific authority from shareholders to issue shares (including rights to subscribe for or otherwise acquire any shares), even shares which are part of a company’s authorised but unissued share capital. The directors were authorised to issue new Shares without shareholder approval up to a maximum of our authorised but unissued ordinary share capital by resolution passed at our 2019 AGM. Under Irish law, this authority can be granted for a maximum period of five years, at which point it lapses unless renewed by shareholders. The current authority is due to expire on 7 August 2024. Renewal of this authority would not exempt James Hardie from applicable ASX or NYSE requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable ASIC and/or SEC disclosure and other regulations, and our Board of Directors will continue to focus on and satisfy its fiduciary duties to our shareholders with respect to share issuances. We are asking for your approval to renew the Board’s authority to allot and issue Shares for an additional period, commencing upon the expiry of the current authority on 7 August 2024. We are not asking you to approve an increase to our authorised share capital. Your approval of Resolution 8 will simply provide our Board of Directors with continued flexibility to issue Shares up to the maximum of our existing authorised but unissued ordinary share capital, subject to the shareholder approval and other requirements of the ASX, the NYSE and the SEC. The renewed authority would apply to the issuance of shares, employee and director equity awards and other securities convertible into or exercisable or exchangeable for our Shares. Whether or not shareholders approve Resolution 8, the existing authorisation to allot and issue up to the amount of our authorised but unissued share capital will continue to apply until 7 August 2024. However, if Resolution 8 is not approved, our Board of Directors will generally not be able to issue any Shares after 7 August 2024 (other than to employees pursuant to our employee equity plans or pursuant to a pre-existing contractual obligation) without first seeking and obtaining shareholder approval for such issuance(s). RESOLUTION 8 – RENEWAL OF AUTHORITY FOR DIRECTORS TO ALLOT AND ISSUE JAMES HARDIE SHARES Introduction The Board believes it is in the interests of shareholders that the Board’s authority to allot and issue Shares be renewed with effect from the expiry of the current authority, in the manner described above and recommends that you vote in favour of Resolution 8. Recommendation

Notice of Annual General Meeting 2023 23 In general, before an Irish public limited company can issue shares for cash consideration to any new shareholders (including rights to subscribe for or otherwise acquire any shares), it must first offer those shares or rights to existing shareholders of the company pro-rata to their existing shareholding (commonly referred to as the statutory pre-emption right). However, a public limited company’s shareholders can authorise a board to opt-out of (or disapply) the statutory pre-emption right. Similar to the renewed issuance authority sought by Resolution 8, the Company is seeking to renew its previous disapplication authority, expiring on the same date as the renewed issuance authority. This authority is fundamental to our business and will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorised share capital; rather, approval of this resolution will only grant the directors the authority to issue Shares for cash consideration in the manner permitted under our Articles of Association upon the terms set out in the resolution and consistent with the directors’ authority since 2010. From the date of our re-domiciliation to Ireland in 2010, our Articles of Association and subsequent resolutions authorised the directors to issue new Shares without shareholder approval up to a maximum of our authorised but unissued ordinary share capital, and further authorise the directors to disapply the statutory pre-emption right where such issuances were for cash consideration. As the maximum time period for such authorities permitted under the Irish Companies Act 2014 is five years, those authorities will expire on 7 August 2024, five years after their last renewal at the Company’s 2019 and 2020 AGMs. Approval of this resolution would not exempt James Hardie from applicable ASX or NYSE requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable ASIC and/or SEC disclosure and other regulations, and the Board will continue to focus on and satisfy its fiduciary duties to our shareholders with respect to share issuances. Pursuant to Resolution 8, it is proposed that the shareholders renew the directors’ authority to issue Shares up to a maximum of our authorised but unissued ordinary share capital (the renewed issuance authority) on the basis that the renewed issuance authority would become effective upon the expiry of the previously existing authority on 7 August 2024. If this resolution is not approved, our Board will generally not be able to issue any Shares or any rights to subscribe for Shares for cash consideration (other than to employees pursuant to our employee equity plans or pursuant to a pre-existing contractual obligation) without first offering those Shares or rights to existing shareholders of the company pro-rata to their existing shareholdings on the same or more favourable terms. We are now asking for your approval to renew the directors’ authority to disapply the statutory pre-emption right with respect to the issuance of new Shares for cash consideration, pursuant to the renewed issuance authority, on the terms set out in the resolution and described further below. RESOLUTION 9 - RENEWAL OF AUTHORITY FOR DIRECTORS TO ISSUE SHARES FOR CASH WITHOUT FIRST OFFERING SHARES TO EXISTING SHAREHOLDERS Introduction Summary of the legal requirements for seeking shareholder approval The Board believes it is in the interests of shareholders that the Board’s authority to issue Shares for cash consideration without first offering them to existing shareholders be renewed in the manner described above and recommends that you vote in favour of Resolution 9. This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law, as well as any other persons who become members of the Company for the purposes of Irish law after the date of this notice of meeting but before 10:00am (Dublin time) / 7:00pm (Sydney time) on Wednesday, 2 August 2023, (together, the Irish Law Members) and is being provided in accordance with Section 181(5) of the Irish Companies Act 2014 (the 2014 Act). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in Section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company’s registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland by 10:00pm (Dublin time) on Thursday, 3 August 2023. Recommendation Note to CDN / Irish Registered Members

JamesHardie

James Hardie Industries plc
ARBN 097 829 895
Incorporated in Ireland. The liability of member is limited
Registration Number: 485719
Registered Office: 1st Floor, Block A, One Park Place,
Upper Hatch Street, Dublin 2, D02 FD79, Ireland

JHX

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

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Voting Instruction Form - 2023 Annual General Meeting (AGM)

Vote online or view the Notice of Meeting and Annual Report, 24 hours a day, 7 days a week:
www.investorvote.com.au

- ☑ **Complete your Voting Instruction Form**
- ☑ **Access the Notice of AGM and Annual Report**
- ☑ **Review and update your securityholding**

Your secure access information is:
Control Number: 999999
SRN/HIN: I9999999999 **PIN: 99999**
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your voting instruction to be effective it must be received by 7:00pm (Sydney time) on Wednesday, 2 August 2023

How to Vote

By signing this Voting Instruction Form, you direct CHESS Depositary Nominees Pty Limited (CDN) to appoint the Chairman of the meeting or a person designated by you as its Nominated Proxy to individually vote the shares in the company held by CDN on your behalf in respect of the resolutions to be considered at the AGM to be held in Dublin on Thursday, 3 August 2023 at 10:00pm (Dublin time)/Friday, 4 August 2023 at 7:00am (Sydney time) and at any adjournment of that meeting, as indicated on this form, and to individually vote or abstain in respect of any procedural resolution as the Nominated Proxy (as applicable) thinks fit.

If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution in Step 2 overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding. If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid. If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.
If you lodge the Voting Instruction Form prior to the AGM, and complete your voting directions on that form, your voting instructions may only be changed if you submit a further Voting Instruction Form before the closing date at 7:00pm (Sydney time) on **Wednesday, 2 August 2023.**
There will be no voting facilities for the teleconference of the meeting.

Attending the Meeting

Persons seeking to attend the AGM will be required to provide appropriate identification to receive an entry card.

Appointing the Chairman as Proxy (Option A)

To instruct CDN to appoint the Chairman of the meeting as its Nominated Proxy to vote the shares underlying your CUFS:
Step 1 - Place a cross in the box next to Option A.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.
If you do not mark 'For', 'Against', or 'Abstain' in respect of resolutions 1, 2, 3, 4, 5, 6, 7, 8 and 9 you acknowledge that the Chairman of the meeting will vote as he or she decides. The Chairman intends to vote undirected proxies in favour of each of these resolution.
If you mark the Abstain box, you are directing the Chairman (as CDN's Nominated Proxy) not to vote on the resolution(s) and your votes will not be counted in computing the required majority.

Appointing a proxy of your choice 'Nominated Proxy' (Option B)

To instruct CDN to appoint a Nominated Proxy of your choice (other than the Chairman of the meeting) or failing your nominee's attendance at the AGM, the Company Secretary who may vote the shares underlying your CUFS at James Hardie's AGM:
Step 1 - Write the person you appoint in the box at the top of the form overleaf.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution.

* If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions. A Corporate Representative form may be obtained from Computershare or online at www.investorcentre.com under the help tab, 'Printable Forms'.

You may instruct CDN to appoint yourself or your nominee as a Nominated Proxy, or failing your or your nominee's attendance at the AGM, the Company Secretary as its Proxy.

If you instruct CDN to appoint a person nominated by you as Nominated Proxy but do not mark 'For', 'Against', or 'Abstain', the Nominated Proxy may vote as he or she determines at the AGM.

If you mark the 'Abstain' box for a resolution, you are directing the Nominated Proxy not to vote on the resolution(s).

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, the Company Secretary will vote in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions* provided to the Company Secretary, care of Computershare facsimile to 1300 534 987 from inside Australia or +61 3 9473 2408 from outside Australia or by email to jhxmeetings@computershare.com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and **(ii) 10:30pm (Dublin time) Thursday, 3 August 2023/7:30am (Sydney time) Friday, 4 August 2023** then the Company Secretary intends voting in favour of the resolutions.
If you do not select either of Option A or Option B, and the Voting Instruction Form is validly signed, you will be deemed to have marked Option A.

Signing Instructions for Postal Forms

Individual: Where the CUFS holding is in one name, the CUFS holder must sign.
Joint Holding: Where the CUFS holding is in more than one name, all of the CUFS holders must sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Comments & Questions

If you have any comments or questions for the company, please write them on the Question Form available at www.investorvote.com.au and return with this Voting Instruction Form.

GO ONLINE TO VOTE,
or turn over to complete the form ➔

Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address**. If incorrect, mark this box and make the correction in the space to the left.

I 9999999999 IND

Voting Instruction Form

Please mark ☒ to indicate your directions

STEP 1 **CHESS Depositary Nominees Pty Limited (CDN) will vote as directed**
(please mark box A **OR** insert a name in the space provided at B below)

XX

I/We, being a CUFS holder of the company, hereby instruct:

Option **A**
☐ CDN to appoint the Chairman of the meeting as its proxy

or

Option **B**
CDN to appoint the following Nominated Proxy as its proxy:

Please write the name of the person (other than the Chairman) you would like to attend and vote at the meeting in Dublin on your behalf. **If you wish to attend, speak and vote at the meeting in Dublin, write your own name.**

or failing attendance at the AGM of the person or body corporate so named, the Company Secretary to individually attend, speak and vote the shares underlying my/our holding of CUFS at the AGM of James Hardie Industries plc to be held on Thursday, 3 August 2023 in James Hardie's Corporate Headquarters, 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland at 10:00pm (Dublin time), and any adjournment of the meeting.

If you complete neither of the options above, and the Voting Instruction Form has been validly signed, then you will be deemed to have marked Option A.

THE BOARD OF DIRECTORS RECOMMEND A VOTE 'FOR' THE RESOLUTIONS.

STEP 2 **Items of Business**

		For	Against	Abstain
ORDINARY BUSINESS				
1.	Receive and consider the Financial Statements and Reports for fiscal year 2023	☐	☐	☐
2.	Receive and consider the Remuneration Report for fiscal year 2023	☐	☐	☐
3. (a)	Elect Renee Peterson as a director	☐	☐	☐
3. (b)	Re-elect Nigel Stein as a director	☐	☐	☐
3. (c)	Re-elect Harold Wiens as a director	☐	☐	☐
4.	Authority to fix the External Auditor's Remuneration	☐	☐	☐
SPECIAL BUSINESS				
5.	Grant of ROCE RSU's	☐	☐	☐
6.	Grant of Relative TSR RSU's	☐	☐	☐
7.	Renewal of the James Hardie 2020 Non-Executive Director Equity Plan and issue of Shares thereunder	☐	☐	☐
8.	Renewal of authority for directors to allot and issue James Hardie shares	☐	☐	☐
9.	Renewal of authority for directors to issue shares for cash without first offering shares to existing shareholders	☐	☐	☐

SIGN This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder	**Securityholder 2**	**Securityholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Contact Name ____________________ **Contact Daytime Telephone** ____________________ **Date** ___ / ___ / ___

JHX 999999A

Computershare

Question Form We want to make it easy for as many James Hardie shareholders as possible to ask questions of the Company’s Directors. Please use the other side of this form to send us any questions you would like answered at the Annual General Meeting to be held on Thursday, 3 August 2023, in Dublin, Ireland. We believe this process will make it easier for more shareholders to have questions answered, whether or not they can attend the meeting. You will also be able to ask questions through the teleconference facility. We will attempt to answer as many questions as possible in the addresses by the Chair and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. Please use this form even if you will be attending the meeting. To return this form to us, please: Email this form by Tuesday, 1 August 2023 to: investor.relations@jameshardie.com.au PLEASE PROVIDE YOUR DETAILS BELOW Holder’s name: Address: Security Holder Reference Number or Holder Identification Number: WE WELCOME YOUR QUESTIONS

SECURITY HOLDER REFERENCE NUMBER OR HOLDER IDENTIFICATION NUMBER: QUESTION(S):